UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-42483

TJGC Group Limited

(Registrant’s Name)

Unit F, 12/F

Kaiser Estate

Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Financial Statements and Exhibits.

In connection with the extraordinary general meeting of shareholders of TJGC Group Limited, a British Virgin Islands business company (the “Company”), the Company hereby furnishes the following documents:

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association
99.1	Notice of Extraordinary General Meeting of Shareholders dated July 23, 2026
99.2	Form of Proxy of Extraordinary General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TJGC Group Limited

Date: July 23, 2026	By:	/s/ Guo Bin
	Name:	Guo Bin
	Title:	Chief Executive Officer

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